UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT

TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020.

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number 1-38669

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LiveRamp Holdings, Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LiveRamp Holdings, Inc.

225 Bush Street, Seventeenth Floor

San Francisco, CA 94104

LIVERAMP HOLDINGS, INC.

RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2020 and 2019

(With Reports of Independent Registered Public Accounting Firm Thereon)

LIVERAMP HOLDINGS, INC.

RETIREMENT SAVINGS PLAN

Note:

All other supplemental schedules have been omitted because they are not applicable or are not required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Exhibits

Exhibit 23.1 – Consent of BKD, LLP

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

LiveRamp Holdings, Inc. Retirement Savings Plan

San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of LiveRamp Holdings, Inc. Retirement Savings Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan’s auditor since 2018.

Little Rock, Arkansas

June 28, 2021

LIVERAMP HOLDINGS, INC.

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019
Assets:
Investments, at fair value:
LiveRamp Holdings, Inc. common stock	$67,389,169	$55,207,949
Participant brokerage accounts	2,783,244	2,433,744
Mutual funds	205,123,420	177,477,195
Common collective trust funds	257,245,579	225,861,432

Total investments at fair value	532,541,412	460,980,320
Notes receivable from participants	1,182,412	1,858,782
Due from broker	—	2,451,617
Noninterest-bearing cash	7,560	24,821

Net assets available for benefits	$533,731,384	$465,315,540

See accompanying notes to financial statements.

LIVERAMP HOLDINGS, INC.

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2020

Investment income:
Dividends	$8,375,411
Net appreciation in fair value of investments	96,111,155

Net investment income	104,486,566

Interest income on notes receivable from participants	76,305

Contributions:
Participants	12,603,581
Employer	8,588,934
Rollovers	3,915,310

25,107,825

Deductions from net assets attributed to:
Benefits paid to participants and beneficiaries	60,888,850
Plan expenses	366,002

Total deductions	61,254,852

Net increase in net assets available for benefits	68,415,844
Net assets available for benefits, beginning of year	465,315,540

Net assets available for benefits, end of year	$533,731,384

See accompanying notes to financial statements.

(1)	Plan Description

The following description of the LiveRamp Holdings, Inc. Retirement Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of LiveRamp Holdings, Inc. and its domestic subsidiaries (“LiveRamp,” “Company” or “Employer”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Administrative Committee, as appointed by the Chairman of the Internal Compensation Committee, is the administrator for the Plan.

(b)	Participation

Employees of the Company may participate in the Plan upon commencement of employment, except for those employees, if any, who already receive retirement benefits in connection with a collective bargaining agreement, certain nonresident employees, and leased employees.

(c)	Contributions

The Plan includes a 401(k) provision whereby each participant may defer up to 30% of annual compensation, not to exceed limits determined under Section 415(c) of the Internal Revenue Code (“IRC”).

The Plan allows discretionary matching contributions up to 100% of deferrals not in excess of 6% of participants’ compensation.

Participant contributions to the Plan are invested as directed by participants into various investment options. The Company’s matching contributions are made with cash.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was passed by Congress. The CARES Act contains several provisions adopted by the Company that temporarily impact 401(k) plans, including the waiver of required minimum distributions, a new hardship withdrawal option for qualified participants to receive coronavirus related distributions without penalty up to $100,000, and an option for qualified participants to pause loan payments due from March 27, 2020 through December 31, 2020 for up to one year.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, rollovers, if any, the Company’s matching contribution, and discretionary contributions, if any, and is adjusted for investment income/losses and expenses. Allocations of income/losses and expenses are made according to formulas specified in the Plan based on participant compensation or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Notes Receivable from Participants

Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, less the highest outstanding balance in the previous 12 months or 50% of their vested account balance. Loans are repayable through payroll deductions ranging up to five years unless the loan is for the purchase of a primary residence, in which case the loan can be repaid over ten years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate in effect at the date of the loan plus 1.0%. The interest rates on outstanding participant loans at December 31, 2020 range from 4.25% to 6.50%, with maturity dates ranging from January 2021 to July 2030.

(f)	Vesting

Participants are immediately vested in their voluntary contributions, rollovers, if any, and the earnings thereon. Participants are vested in the remainder of their accounts based on years of service, whereby partial vesting occurs in 20% increments beginning after two years of service until participants become fully vested after six years of service. Effective September 30, 2016, participants that complete an hour of service on or after September 30, 2016, are partially vested in 33% increments beginning after one year of service until participants become fully vested after three years of service. If applicable, nonvested portions of Company contributions are forfeited when a terminated employee takes a distribution and are used to reduce future Company matching contributions or to pay plan expenses. Effective January 1, 2019, Participants completing an hour of service on or after January 1, 2019 shall be 100% vested in their account.

At December 31, 2019, forfeited nonvested accounts totaled $47,104. During 2020, $118,827 of participants’ accounts were forfeited, and the forfeiture account balance was increased by $599 on the fair market value of the investments held in the account. During 2020, forfeited nonvested accounts reduced Employer contributions by $74,341. At December 31, 2020, forfeited nonvested accounts totaled $92,189 that will be used to reduce future Employer contributions.

(g)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of 12 mutual funds, 16 common collective trust funds, or the LiveRamp common stock fund. In addition, participants have the option to open a self-directed brokerage account with T. Rowe Price Company (“T. Rowe Price”) in order to invest in numerous other stocks, bonds, and mutual funds.

(h)	Benefits Paid to Participants and Beneficiaries

Benefits paid upon retirement, death, or disability are made in the form of a lump-sum payment of cash or common stock of the Company. If a participant receives benefits prior to retirement, death, or disability, the benefits paid from the participant’s Employer contribution account shall not exceed the participant’s vested balance therein.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded as earned. Net appreciation/depreciation in fair value of investments represents realized gains (losses) on investments sold and unrealized appreciation (depreciation) on investments held at year-end.

(c)	Notes Receivable from Participants

Notes receivable from participants are stated at amortized cost, which represents the unpaid principal balance plus accrued interest.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

(3)	Fair Value Measurements

The Plan applies the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements. ASC 820 defines fair value, establishes a framework for measuring fair value, and requires disclosure about assets and liabilities measured at fair value. Specifically, ASC 820:

•

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•

Establishes a three-level hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3); and

•	Expands disclosures about instruments measured at fair value.

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. These are inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables present a summary of the Plan’s investments measured at fair value as of December 31, 2020 and 2019:

	Investments at fair value as of December 31, 2020
	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total carrying value in statement of net assets available for benefits
LiveRamp Holdings, Inc. common stock (i)	$67,389,169	—	—	67,389,169
Common collective trusts (ii)	—	257,245,579	—	257,245,579
Mutual funds (iii)	205,123,420	—	—	205,123,420
Participant-directed brokerage accounts	2,783,244	—	—	2,783,244

Total investment assets at fair value	$275,295,833	257,245,579	—	532,541,412

	Investments at fair value as of December 31, 2019
	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total carrying value in statement of net assets available for benefits
LiveRamp Holdings, Inc. common stock (i)	$55,207,949	—	—	55,207,949
Common collective trusts (ii)	—	225,861,432	—	225,861,432
Mutual funds (iii)	177,477,195	—	—	177,477,195
Participant-directed brokerage accounts	2,433,744	—	—	2,433,744

Total investment assets at fair value	$235,118,888	225,861,432	—	460,980,320

(i)	Common stock: Valued at the closing price reported in the active market in which the individual securities are traded.

(ii)

Common collective trusts (“CCT”): Valued daily at the net asset value (“NAV”) of the underlying CCT. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

(iii)

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

(4)	Plan Administration

The Plan is administered by the administrative committee. T. Rowe Price is the recordkeeper and trustee of the Plan.

(5)	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company in a letter dated May 30, 2014, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Management is required to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Related Party Transactions

Certain investments represent mutual funds and common and collective trusts managed by T. Rowe Price, the trustee. Other related party transactions involve the purchases, sales and holdings of common stock of the Company and notes receivable from participants. During 2020 and 2019, total fees paid to related parties were $264,911 and $347,876, respectively.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2020 and 2019 to the Form 5500:

	2020	2019
Net assets available for benefits per financial statements	$533,731,384	465,315,540
Participant loans in default-deemed distributions	(11,843)	(41,064)

Net assets available for benefits per Form 5500	$533,719,541	465,274,476

The following is a reconciliation of net changes in net assets per the financial statements to the Form 5500:

December 31, 2020
Net increase in net assets available for benefits per financial statements	$68,415,844
Adjustment for defaulted participant loans-deemed distributions as of December 31, 2020	(11,843)
Adjustment for defaulted participant loans-deemed distributions as of December 31, 2019	41,064

Total changes in net assets per Form 5500	$68,445,065

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of contributions, termination, or partial termination of the Plan, participants will become 100% vested in their employer contributions. Upon full termination of the Plan, the value of such accounts shall be distributed as provided in the Plan.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for benefits.

Market conditions may result in a high degree of volatility and increase the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

LIVERAMP HOLDINGS, INC.

RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issuer, borrower, lessor, or similar party	Description	Shares	Fair value
* LiveRamp Holdings, Inc.	Common stock	920,743	$67,389,169
Participant Directed Brokerage Accounts	Tradelink Investments	2,783,244	2,783,244
	Mutual funds:
	PIMCO Total Return Instl.	938,641	9,949,593
	MetWest Total Return Bond Fund Class I	755,459	8,446,027
* T. Rowe Price	Government Money	218,362	218,362
	Harbor International Fund	31,863	1,403,874
* T. Rowe Price	Balanced Fund	705,797	19,225,912
	JP Morgan Large Cap Growth Fund, R6	617,481	38,555,540
* T. Rowe Price	Growth Stock Fund	551,959	53,506,864
	Invesco Diversified Dividend R6	812,472	16,216,941
	JP Morgan Mid Cap Value Instl.	158,777	5,865,211
* T. Rowe Price	QM US SCG EQ INV	158,840	7,581,435
	American Funds Europacific Growth – R6	198,560	13,760,177
	Schwab S&P 500 Index Select	529,319	30,393,484

	Total mutual funds		205,123,420

	Common collective trust funds:
* T. Rowe Price	New Horizons Trust D	210,591	16,782,024
* T. Rowe Price	U.S. Mid-Cap Growth EQ Trust D	1,114,474	43,553,653
* T. Rowe Price	U.S. Small-Cap Value EQ Trust D	608,535	16,168,762
* T. Rowe Price	Retirement 2005 Trust F	7,133	131,887
* T. Rowe Price	Retirement 2010 Trust F	73,369	1,431,437
* T. Rowe Price	Retirement 2015 Trust F	26,725	563,097
* T. Rowe Price	Retirement 2020 Trust F	530,448	12,030,557
* T. Rowe Price	Retirement 2025 Trust F	660,979	16,108,062
* T. Rowe Price	Retirement 2030 Trust F	870,071	22,560,943
* T. Rowe Price	Retirement 2035 Trust F	613,253	16,674,356
* T. Rowe Price	Retirement 2040 Trust F	698,651	19,667,035
* T. Rowe Price	Retirement 2045 Trust F	521,263	14,824,728
* T. Rowe Price	Retirement 2050 Trust F	549,293	15,616,389
* T. Rowe Price	Retirement 2055 Trust F	493,260	14,013,510
* T. Rowe Price	Retirement 2060 Trust F	417,811	7,595,809
* T. Rowe Price	Stable Value Fund Class N	39,523,330	39,523,330

	Total common collective trust funds		257,245,579
* Notes receivable from Participants, interest rates range from 4.25% – 6.50% and maturities of January 2021 to July 2030.			1,182,412
	Total investments		$533,723,824

Historical cost information is not presented on this schedule, as all investments are participant directed.
* Indicates a party in interest to the Plan.

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, LiveRamp Holdings, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LiveRamp Holdings, Inc.
As Sponsor and Administrator of the
LiveRamp Holdings, Inc. Retirement Savings Plan

June 28, 2021	By:	/s/ Jerry C. Jones
Jerry C. Jones
Chief Ethics and Legal Officer & Executive Vice President